FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of March, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





March 08, 2006
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group







Contact:
Nobuyuki Koike
TDK Corporation
Tel : 81-3-5201-7102
E-mail : pr@mb1.tdk.co.jp

             Withdrawal from the manufacturing of recordable CD&DVD
            Accelerating the restructuring Recording Media business

TOKYO, JAPAN, March 8, 2006, TDK Corporation announced today that the board of directors decided at the board meeting held on March 8, 2006, to further accelerate the restructuring of recording media business, to withdraw from the manufacturing of recordable CD&DVD products in TDK group. Consequently, TDK decided to shut down the production facilities at its European subsidiary, TDK Recording Media Europe in Grand Duchy of Luxembourg. The shut down is planned to take place at the end of May 2006. This decision completes TDK's withdrawal from the manufacturing of recordable CD & DVD products, coupled with the reorganization of plants in Chikumagawa area (Nagano, Japan) implemented at the end of last year.

TDK Corporation and its group companies (hereinafter called "TDK") have been fundamentally restructuring the recording media business during this fiscal year. While reviewing the progress of the restructuring and future strategies of the recording media business, TDK has looked for ways to re-strengthen the manufacturing of recordable CD&DVD foundations from various perspectives. However, a sharp drop in market prices of recordable CD&DVDs as well as the increased cost of natural resources has led the recording media business in TDK to serious problems. After studies of measure for re-strengthening manufacturing, the decision of withdrawal from the manufacturing of recordable CD & DVDs that TDK management has made should lead to an improvement and reform of recording media business to change fundamentally the business model.

With this decision, TDK will accelerate ODM business model for the current generation of recordable CD&DVD products, or the third party supply.
In the domain of blue laser disc, a product much expected to grow in the near future, TDK will continue its R&D and manufacturing activities, the latter exclusively focused on highly value-added products, by utilizing the pilot production lines established at Chikumagawa Tecno Plan in Japan. TDK will also concentrate its resources on strengthening data storage tape business, which is another core business.

Through implementation of a series of restructuring activities, TDK will improve the business structure of recording media business all at once, seek improvement of efficiency and profitability for the future, and accelerate changes in the business structure and development of core products.

Estimated Impact to the forecast profit for this fiscal year
The planned expenses needed in relation to the announced withdrawal from the manufacturing of CD and DVD will amount to approximately 8 billion yen.
As a result, the consolidated earnings forecast announced on January 30th 2006 will be amended as follows:

Consolidated results         Unit     Net sales Operating   Income     Net
                                                income      before     income
                                                          income tax
FY March 2006
(as of Jan. 30, 2006)(A)     Yen       765,000   68,000     72,500     51,000
                             Million

FY March 2006                Yen       765,000   60,000     64,500     43,000
(as of Mar. 8, 2006) (B)     Million

Change    (B-A)              Yen             0   -8,000     -8,000     -8,000
                             Million
                               %             0   -11.8%     -11.0%     -15.7%


*Supplements

About TDK Recording Media Europe S.A.

1.  Location    Bascharage, Grand Duchy of Luxembourg

2.  President   Mr. Toru IDE

3.  Established in 1990

4.  Paid-in Capital     Euro 82,846,016

5.  Parent and shares   TDK Europe S.A. 100%
                        TDK Europe S.A. is a TDK's wholly owned company.

6.  Number of Employees   431

7.  Products and capacity  CD-R 6 Million Pcs./month,
                           DVD-R/+R 8 Million Pcs./month

                           *Data as of end Feb. 2006

About TDK Corporation

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize "ferrite," a key material in electronics and magnetics. TDK's current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media. For more information about TDK, please visit http://www.tdk.co.jp/tetop01/index.htm


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